EXHIBIT 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

Common Stock

Janel Corporation (the “Company”) is authorized to issue up to 4,500,000 shares of common stock, par value $0.001 per share, of which 843,812 shares were issued and outstanding as of September 30, 2019. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares of common stock can elect all of the directors. The Company's principal officers and directors, Dominique Schulte, John J. Gonzalez II, Gerard van Kesteren, Brendan J. Killackey, Gregory J. Melsen and Vincent A. Verde, collectively own 70.3% of the issued and outstanding common stock and therefore can elect all of the directors. The holders of common stock are entitled to receive dividends when and if declared by the board of directors of the Company out of funds legally available therefore. In the event of liquidation, dissolution or winding up of the company, the owners of common stock are entitled to share all assets remaining available for distribution after the payment of liabilities and after provision has been made for each class stock, if any, having a preference over the common stock as such. The common stock has no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock.

Preferred Stock

The board of directors of the Company is authorized to issue up to 100,000 shares of preferred stock, par value $0.001 per share, in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including the dividend rights, dividend rate, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidations preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the stockholders. It is possible for the board of directors to issue shares of such preferred stock in a manner which would make acquisition of control of the company, other than as approved by the board of directors of the Company, exceedingly difficult.

Series B Convertible Preferred Stock

As of September 30, 2019, the Company had outstanding 631 shares of Series B Convertible Preferred Stock, each of which is convertible into ten shares of the Company’s common stock at any time. The holders of the Series B Convertible Preferred Stock have no voting rights or powers to vote upon the election of directors, except the holders shall have voting rights and powers to vote upon any matter regarding the Series B Convertible Preferred Stock rights and preferences. The conversion price shall be subject to adjustment upon the happening of certain events such as stock splits of its common stock, combinations, certain dividends and distributions and reclassification, merger, consolidation or sale of assets. The Series B Convertible Preferred Stock does not carry any dividend rights. In connection with any organic change, the holders of Series B Convertible Preferred Stock will have the right to acquire and receive in lieu or in addition to the shares of common stock receivable upon conversion of the preferred stock, such shares of stock, securities or assets that would have been issued in connection with such organic change with respect to or in exchange for the number of shares of common stock that would have been receivable upon the conversion of the holder’s preferred shares into common stock prior to such organic change. In the event of liquidation, dissolution or winding up of the Company, the holder of the Series B Convertible Preferred Stock are entitled to share all assets remaining available for distribution after the payment of liabilities on a pari passu basis with the holders of the common stock of the Company.

Series C Cumulative Preferred Stock

As of September 30, 2019, the Company had outstanding 20,000 shares of Series C Cumulative Preferred Stock.

Holders of Series C Cumulative Preferred Stock do not have the right to vote on actions taken by stockholders of the Company, except that the vote of the holders of a majority of the then-outstanding Series C Cumulative Preferred Stock is required (a) to adopt amendments to the Company’s Amended and Restated Articles of Incorporation or bylaws which amendments would adversely affect the Series C Cumulative Preferred Stock or (b) to effect a liquidation, dissolution or winding up of the Company. In the event of liquidation, Series C Holders shall be paid an amount equal to the Original Issuance Price, plus any accrued but unpaid dividends thereon. Shares of Series C Cumulative Preferred Stock may be redeemed (1) by the Company at any time upon notice and payment of the Original Issuance Price, plus any accrued but unpaid dividends thereon (“Redemption Price”) or (2) by the Series C Holders at their option beginning on the fourth anniversary of the issuance of the Series C Cumulative Preferred Stock for an amount equal to the Redemption Price.

The holders of the Series C Cumulative Preferred Stock shall be entitled to receive, out of funds legally available therefor, annual dividends when, as and if declared by the Board, at the rates heretofore set forth from time to time in the Certificate of Designation for the Series C Cumulative Preferred Stock, and commencing on October 17, 2017, at the annual rate of five percent (5.0%) with a one percent (1%) increase on each January 1st beginning January 1, 2019 and on each January 1 thereafter for four years, such that: (a) as of January 1, 2019 the annual dividend shall be at the rate of six percent (6.0%), (b) as of January 1, 2020 the annual dividend shall be at the rate of seven percent (7.0%), (c) as of January 1, 2021 the annual dividend shall be at the rate of eight percent (8.0%) and (d) as of January 1, 2022, and for every year thereafter, the annual dividend shall be at the rate of nine percent (9.0%). Such dividends are (i) prior and in preference to any declaration or payment of any dividend or other distribution on Common Stock (other than a dividend payable in shares of Common Stock) or on any other class or series of capital stock ranking junior to the Series C Cumulative Preferred Stock with respect to dividends, (ii) pari passu with any other shares of Preferred Stock entitled to participate pari passu with the Series C Cumulative Preferred Stock with respect to dividends and (iii) subject to the rights of any series of Preferred Stock that ranks, with respect to dividends, senior to the Series C Cumulative Preferred Stock. Such dividends shall accrue on each share of Series C Cumulative Preferred Stock on a daily basis from the Original Issuance Date whether or not earned or declared and whether or not there shall be net assets or profits of the corporation legally available for the payment of such dividends. Such dividends shall be cumulative, so that if such dividends with respect to any previous or current dividend period at the rate provided for herein have not been paid on all shares of Series C Cumulative Preferred Stock at the time outstanding, the deficiency shall be fully paid on such shares before any distribution shall be paid on, or declared and set apart for, Common Stock or any other class or series of capital stock ranking junior to the Series C Cumulative Preferred Stock with respect to dividends.

Anti-Takeover Effects of the Company’s Articles of Incorporation and By-Laws

None

Transfer Agent

The Company's transfer agent for shares of its Common Stock is Madison Stock Transfer, Inc.

Market for the Company’s Common Stock

The Company’s common stock is traded on the Over-The-Counter (OTC) market under the symbol “JANL.”